  EXHIBIT 99.1

December 3, 2020	News Release 20-21

Pretivm Board Appoints Tom Peregoodoff as a New Independent Director

Vancouver, British Columbia, December 3, 2020; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announced today that the Board of Directors (the “Board”) has appointed Tom Peregoodoff as an independent director of the Company.

“We will benefit from Tom’s extensive expertise across the mining sector. His knowledge and experience with geology, resource development and corporate transactions will complement our Board’s capabilities,” said Board Chair Richard O’Brien. “We look forward to his contributions to our continued growth and success.”

Mr. Peregoodoff has over 30 years of resource industry experience, much of it in greenfield and brownfield exploration and resource development. His last management position was President and CEO of Peregrine Diamonds Ltd. where he led the company from the resource development phase through to the eventual sale to DeBeers Canada in 2018.

Prior to Peregrine Mr. Peregoodoff spent 18 years in several positions with the mining multinational BHP, culminating in his role as Vice President of Early Stage Exploration, with global responsibility for all early stage exploration across their commodity groups.

Mr. Peregoodoff also serves as a director of Mountain Province Diamonds Inc. and Tempus Resources Limited of Perth, Australia. Mr. Peregoodoff holds a BSc. in Geophysics from the University of Calgary.

About Pretivm

Pretivm is an intermediate gold producer with the high-grade gold underground Brucejack Mine.

For further information contact:

Troy Shultz
Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Information

This news release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, information with respect to Board of Directors composition and membership. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information including, without limitation, those set out in our disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, including, without limitation, those set out in the Pretivm Disclosure Documents, many of which may be difficult to predict and beyond our control. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. For the reasons set forth above, readers should not place undue reliance on forward-looking information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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